Filed Pursuant To Rule 433

Registration No. 333-275079

March 4, 2024

Marketing GBTC: Q&A with our VP, Marketing LAST UPDATE 3/4/2024
GBTC uplisted to NYSE Arca as one of the world’s first1 and largest2 spot Bitcoin ETF on January 11, 2024, and on that same day released a new brand campaign for GBTC. We sat down with Grayscale’s VP of Marketing, Seres Lu, to better understand Grayscale’s approach to marketing GBTC, and how we intend to stand out amongst a sea of other issuers.

Note: GBTC is not a fund registered under the Investment Company Act of 1940, as amended (“1940 Act”), and is not subject to regulation under the 1940 Act, unlike most exchange traded products or ETFs.

Broadly speaking, how has Grayscale approached marketing GBTC?

GBTC is different from other Bitcoin ETFs because it already existed as a Bitcoin investment fund before becoming an ETF. That means we were advertising GBTC long before many of the other products were conceived.

Our campaign for GBTC, both pre-ETF and as an ETF, is one and the same. We focus on the distinction that only belongs to GBTC: that it is the world’s largest Bitcoin fund2. By the way, we’ve now laid claim to another distinction — we were actually the first spot Bitcoin ETF to start trading pre-market in the United States as well1

Interestingly, because of GBTC’s operational track record (we’ve been SEC-reporting since January 2020), we are designated as a Well-known Seasoned Issuer (“WKSI”). This designation makes it easier for us to market our ticker GBTC on TV and across more types of non-interactive channels and platforms.

Does our marketing strategy change now that GBTC is an ETF?

It really doesn’t, because so much of what makes GBTC stand out amongst competitors is rooted in the fact that it was already a publicly-traded Bitcoin fund with billions in AUM3 and many investors. Over the last decade, GBTC has amassed ticker recognition, and many investors know it as the original investment product that made Bitcoin accessible in brokerage and retirement accounts. We hope that as investors consider investing in Bitcoin, they will begin with GBTC.

Why GBTC? What’s the story?

Why do we choose certain brands over others? We’re loyal to, and consistently pay more for, our favorite brands in all areas of our lives (even water!) because they appeal to us in certain ways. Financial products are no different, and we believe that GBTC is a distinct financial brand.

What does that mean? GBTC’s AUM size, operational history, tight spreads4 — these are desirable characteristics that many investors and market participants value in a financial product. Furthermore, GBTC is sponsored by Grayscale, a brand name in itself within the crypto industry.

I think because 11 different issuers came into the market with a Bitcoin ETF all at once, many investors may view all of them as being created equal, but we don’t believe that to be true. I can only argue the case for Grayscale and GBTC, which is that we didn’t get into the game in January 2024, we got into it in September 2013. We are one of few crypto-specialist asset managers. We have a long-held conviction in crypto. We have put out a large body of research and education around Bitcoin. And GBTC was never the result of a firm’s FOMO around the asset class or a bid for market share, but rather a flagship product we have committed a decade toward making accessible to more investors.

How would you describe the marketing creative?

We believe crypto is an asset class worthy of investors’ consideration, and Grayscale always strives to put out advertising that is deserving of their attention. We intentionally avoid imagery that is associated with the early days of crypto, instead focusing on trying to be explicit, straightforward, and tangible with our messaging.

We love to infuse our creative with something that feels familiar yet conventional. Perhaps you’ve seen our ads featuring the prominent GBTC keyboard, or our airport out-of-home with the vintage carry-on GIF. These spots are expressions of something that we believe feels traditional, but with a twist, which follows the ethos established by our new brand (read about our branding here). Humor has been a consistent feature in our creative, as well, especially in our commercials; we believe that smart humor works best when it comes to delighting viewers.

We hope that when people see GBTC advertising out in the wild, whether in their transit centers, on TV, or on their favorite sites and social platforms, that they immediately understand our messaging, and that, in turn, our messaging respects their intelligence and resonates with their investment aspirations.

What audiences are we targeting?

While GBTC may not be suitable for all investors, anyone with a brokerage account can invest in it, so that’s the largest possible audience. However, I think we are speaking to an audience of those who are interested in diversifying their portfolio into new asset classes. We’re not targeting them based on demographics, but rather their motivations for investing in crypto. As a product, we hope some of the unique characteristics of GBTC will appeal to them. As a firm, we hope Grayscale’s incumbency in the crypto industry will inspire their choice.

What do you think is the main challenge to marketing GBTC?

With the approval of spot Bitcoin ETFs, GBTC is certainly in a defensive position. I discussed above why we believe GBTC is a distinct financial brand, and these characteristics are a point of pride for us. However, we also have to answer the question, do investors care? Or, what of those characteristics do investors care about? We can’t become so attached to what we believe makes a product special that we forget the perspective of the audience we’re trying to reach. The reality is that this has suddenly become a very crowded space, so we have to continue to highlight our differentiation in a way that remains authentic to GBTC’s history and unique qualities. Maybe this means some investors will choose to pursue other product options, but it is our hope and expectation that we will also appeal to many new investors and capital allocators.

1 SOURCE: Bloomberg

2 By AUM as of 1/31/2024

3 GBTC first achieved one billion in AUM on 10/20/2017, prior to uplisting as an ETF.

4 Source: Bloomberg, L.P. based on all-day average bid ask spreads since 1/11, GBTC has boasted average bid ask spreads of just over $0.01/sh for an impact of ~ 0.03%.

Important Disclosures:

Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101. Foreside Fund Services, LLC is the Marketing Agent for the Trust.

An investment in the Trust involves risks, including possible loss of principal. An investment in the Trust is subject to a high degree of risk and heightened volatility. Digital assets are not suitable for an investor that cannot afford the loss of the entire investment. The Trust holds Bitcoin; however, an investment in the Trust is not a direct investment in Bitcoin. As a non-diversified and single industry fund, the value of the shares may fluctuate more than shares invested in a broader range of industries. Extreme volatility, regulatory changes, and exposure to digital asset exchanges may impact the value of Bitcoin, and consequently the value of the Trust.

Digital assets are not suitable for an investor that cannot afford loss of the entire investment. There is no guarantee that a market for the shares will be available which will adversely impact the liquidity of the Trust. The value of the Trust relates directly to the value of the underlying digital asset, the value of which may be highly volatile and subject to fluctuations due to a number of factors.

Grayscale Investments, LLC (“Grayscale”) is the sponsor of GBTC. Grayscale is not registered as an investment adviser under the Investment Advisers Act of 1940 and GBTC is not registered under the Investment Company Act of 1940. GBTC is subject to the rules and regulations of the Securities Act of 1933.

Grayscale does not store, hold, or maintain custody or control of the Trusts’ digital assets but instead has entered into the Custodian Agreement with a third party to facilitate the security of the Trusts’ digital assets. The Custodian controls and secures the Trusts’ digital asset accounts, a segregated custody account to store private keys, which allow for the transfer of ownership or control of the digital asset, on the Trusts’ behalf. If the Custodian resigns or is removed by Grayscale or otherwise, without replacement, it could trigger early termination of the Trust.

We use the generic term “ETF” to refer to exchange-traded investment vehicles, including those that are required to register under the Investment Company Act of 1940, as amended (the “40 Act”), as well as other exchange-traded products which are not subject to the registration of the ‘40 Act.

Investments involve risk. Principal loss is possible. Unlike mutual funds, ETFs may trade at a premium or discount to their net asset value. These funds are new and have limited operating history to judge.

The ETFs rely on third party service providers to perform certain functions essential to the affairs of the funds and the replacement of such service providers could pose a challenge to the safekeeping of the digital asset and to the operations of the ETFs.

This information should not be relied upon as research, investment advice, or a recommendation regarding any products, strategies, or any security in particular. This material is strictly for illustrative, educational, or informational purposes and is subject to change.

Risk Disclosures

Extreme volatility of trading prices that many digital assets, including Bitcoin, have experienced in recent periods and may continue to experience, could have a material adverse effect on the value of GBTC and the shares could lose all or substantially all of their value.

Digital assets represent a new and rapidly evolving industry. The value of GBTC depends on the acceptance of the digital assets, the capabilities and development of blockchain technologies and the fundamental investment characteristics of the digital asset.

Digital asset networks are developed by a diverse set of contributors and the perception that certain high-profile contributors will no longer contribute to the network could have an adverse effect on the market price of the related digital asset.

Digital assets may have concentrated ownership and large sales or distributions by holders of such digital assets could have an adverse effect on the market price of such digital assets.

The value of GBTC relates directly to the value of the underlying digital asset, the value of which may be highly volatile and subject to fluctuations due to a number of factors.

A substantial direct investment in digital assets may require expensive and sometimes complicated arrangements in connection with the acquisition, security and safekeeping of the digital asset and may involve the payment of substantial acquisition fees from third party facilitators through cash payments of U.S. dollars. Because the value of GBTC is correlated with the value of Bitcoin, it is important to understand the investment attributes of, and the market for, the underlying digital asset. Please consult with your financial professional.

Prior to 01/11/2024, shares of Grayscale Bitcoin Trust (BTC) (the “Trust”) were offered only in private placement transactions exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), and were quoted on the OTCQX® Best Market. The Trust did not have an ongoing share creation and redemption program. Effective as of the open of business on 01/11/2024, the shares of the Trust were listed on to NYSE Arca as an exchange-traded product, the Trust established an ongoing share creation and redemption program and the shares are being offered on a registered basis pursuant to a Registration Statement on Form S-3.

The Trust’s investment objective both before and after 01/11/2024 has remained constant, namely to reflect the value of Bitcoin held by the Trust, less the Trust’s expenses and other liabilities. However prior to 01/11/2024, the Trust did not meet its investment objective and the Trust’s shares traded at both premiums and discounts to such value, which at times were substantial, in part due to the lack of an ongoing redemption program. Furthermore, the Trust’s performance prior to 01/11/2024 is based on market-determined prices on the OTCQX, while the Trust’s performance following such date is based on market-determined prices on NYSE Arca. As a result, the Trust’s historical data prior to 01/11/2024 is not directly comparable to, and should not be used to make conclusions in conjunction with, the Trust’s performance following that date. The performance of the Trust before and after 01/11/2024 may differ significantly.

Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.